Statement and Resignation by Written Consent of the Organizer of Diverseathleteplacement, LLC

The undersigned, being the sole organizer of Diverseathleteplacement, LLC (the ''LLC''), a limited liability company filed in the state of MA, adopts the following resolutions by written consent without a meeting, which shall be effective immediately upon the existence of the LLC.

1. Andrew Mirken
2. Bruce Patz
3. Andrew Mirken

RESOLVED, that this Written Consent shall be filed in the LLC's minute book by the members.

RESOLVED, that the undersigned resigns as organizer of the LLC and relinquishes any and all control of, authority over, or involvement with the LLC—real or perceived—to the initial member/s of the LLC, effective immediately upon the existence of the LLC.

Signed and executed by the organizer on 5/10/2022.



Frances Severe, Organizer